Liquid Media to Create Multi-Token IP Platform in Partnership with CurrencyWorks

Vancouver, BC – March 31, 2021 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR), a business solutions company empowering independent intellectual property (IP) creators to develop, finance, deliver, license, monetize, and protect their professional video IP globally, today announced plans to create the first of its kind multi-token IP platform. Liquid is engaged in partnership discussions for platform engineering with CurrencyWorks (TSX-V: CWRK and OTCQB: CWRK).

The Liquid Media Token Platform (LMPT) will serve to support the evolving needs of film, entertainment and gaming industry professionals, and capture opportunities to conceptualize and create content once, then monetize it in perpetuity.

“Tokenization offers multiple benefits for content creators and we believe our multi-token platform will transform the entire media industry,” said Ron Thomson, CEO of Liquid Media. “With it, creative professionals can drive new revenue streams based on digital NFT exclusives and collectibles, increase audience engagement, gamify their intellectual property, guarantee recurrent licensing fees using smart contracts, offer subscription access via utility tokens, raise project financing through security tokens and more, all through a single platform. We are extremely excited by the ongoing revenue and portfolio opportunities for Liquid over the long term and look forward to a rapid adoption of this forward-facing technology.”

The Liquid Media Token Platform (LMTP) will offer four IP pillars: Creation, Use/Subscription, Financing and Licensing/Protection.

•CREATION – Intellectual property is the heartbeat of Liquid’s business. The new LMTP will allow IP creators to enhance their offerings through innovative NFTs (non-fungible tokens). While traditional digital collectables will be available, LMTP will also allow creators, writers, and producers to maximize the full potential of NFTs in short and long form with built-in licensing and use rights for NFT holders, exclusive content, behind-the-scenes, and collector’s edition offerings.

•USE/SUBSCRIPTION – Liquid’s new LMTP will enable creation and management of utility tokens for subscribers to access various types of content or events, including but not limited to film genre, film writer, film producer, TV programs, entertainment niches, live events, online events, games, downloadable content, and specific game architects.

•FINANCING – Production financing is key to a project’s success and ultimately its completion. The new LMTP from Liquid will assist in the formation and distribution of Security Token Offerings (STOs), subject to regulatory approvals, for projects that are unable to secure traditional financing, that may have multiple assets of differing values and appeal that can be subdivided, or project managers preferring decentralized finance (DeFi).

•LICENSING/PROTECTION – Leveraging CurrencyWorks’ image rights platform, the new LMTP will give industry professionals the ability to discover patent infringement as well as manage ongoing copyrights, licenses, and royalties for all NFTs. These NFTs can be monetized in perpetuity with both the creator and Liquid sharing in the ongoing royalties.

“Liquid’s innovative new multi-token platform has the power to dramatically accelerate and de-risk the business of any small or independent content creator,” said Thomson. “We look forward to supporting them with our business solutions from concept through to monetization. Liquid will be there from start to finish.”

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. The groundbreaking new Liquid Media Token Platform will empower its users to capitalize and monetize all four pillars of IP: Creation, Use/Subscription, Financing and Licensing/Protection.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media and Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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"estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.